Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(dollars in millions)

Net Income (loss) before income tax benefit (expense) and cumulative effect of changes in accounting principles	$(6,247)	$(14,713)	$(14,882)	$(22,384)	$(44,564)	$(5,989)	$2,340
Add:
Low-income housing tax credit partnerships	—	—	—	4,155	453	469	407
Total interest expense	61,349	70,624	92,131	22,150	33,332	38,482	37,270
Interest factor in rental expenses	3	4	5	7	8	7	6

Earnings (loss), as adjusted	$55,105	$55,915	$77,254	$3,928	$(10,771)	$32,969	$40,023

Fixed charges:
Total interest expense	$61,349	$70,624	$92,131	$22,150	$33,332	$38,482	$37,270
Interest factor in rental expenses	3	4	5	7	8	7	6
Capitalized interest	—	—	—	—	—	—	—

Total fixed charges	$61,352	$70,628	$92,136	$22,157	$33,340	$38,489	$37,276

Senior preferred stock and preferred stock dividends(1)	4,840	4,146	5,749	4,105	675	398	270

Total fixed charges including preferred stock dividends	$66,192	$74,774	$97,885	$26,262	$34,015	$38,887	$37,546

Ratio of earnings to fixed charges(2)	—	—	—	—	—	—	1.07

Ratio of earnings to combined fixed charges and preferred stock dividends(3)	—	—	—	—	—	—	1.07

(1)	Senior preferred stock and preferred stock dividends represent pre-tax earnings required to cover any senior preferred stock and preferred stock dividend requirements computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.
(2)	Ratio of earnings to fixed charges is computed by dividing earnings (loss), as adjusted by total fixed charges. For the ratio to equal 1.00, earnings (loss), as adjusted must increase by $6.2 billion, $14.7 billion, $14.9 billion, $18.2 billion, $44.1 billion and $5.5 billion for the nine months ended September 30, 2011 and 2010 and for the years ended December 31, 2010, 2009, 2008 and 2007, respectively.
(3)	Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings (loss), as adjusted by total fixed charges including preferred stock dividends. For the ratio to equal 1.00, earnings (loss), as adjusted must increase by $11.1 billion, $18.9 billion, $20.6 billion, $22.3 billion, $44.8 billion and $5.9 billion for the nine months ended September 30, 2011 and 2010 and for the years ended December 31, 2010, 2009, 2008 and 2007, respectively.